October 30, 2009

Mail Stop 3010

By U.S. Mail and facsimile to (212) 593-5769

Mr. Robert L. Levy, Chief Financial Officer
Centerline Holding Company
625 Madison Avenue
New York, NY   10022

**RE: Centerline Holding Company
File No. 001-13237
Forms 10-K and 10-K/A1 for the year ended December 31, 2008
Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009**

Dear Mr. Levy:

We have reviewed the above referenced filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

1. Please note that this comment letter only contains accounting comments on the filings referenced above. We may have further legal comments on these filings.

Financial Statements

Consolidated Statements of Operations, page 80

2. We note that you have disclosed dividends declared per common share on the face of your statements of operations instead of in the notes to your financial statements. Advise us how your disclosure complies with the guidance in paragraph 37 of SFAS 128.

Note 2-Summary of Significant Accounting Policies
D. Investments-Equity Method, page 87

3. In view of their significance to the financial statements, in future filings disclose your accounting policy for assessing and measuring impairment of your equity investees.

Note 13 – Assets of Consolidated Partnerships

4. We note that your consolidated Tax Credit Fund Partnerships invest in low income housing property-level partnerships and carry those investments on the equity method. Given the apparent significance of these investments as disclosed on page 116, please explain to us how you considered Rule 3-09 and 4-08(g) of Regulation S-X as it relates to the requirements for separate financial statements and summarized financial information of equity method investees.

Note 28 – Related Party Transactions

Investment In and Loans to Affiliates; Income Statement Impact, page 150

5. Please refer to your disclosure in note 28 and page 36 as it relates to your equity in loss of AMAC. Given the apparent significance of loss, please explain to us how you considered Rule 3-09 and 4-08(g) of Regulation S-X as it relates to the requirements for separate financial statements and summarized financial information of equity method investees.

Note 30 – Commitment and Contingencies

Forward Transactions, page 155

6. Please refer to your disclosure of your forward commitments under Fannie Mae and Freddie Mac programs. Please clarify if these commitments are being accounted for as derivatives under SFAS 133. If so, tell us how you evaluate fair value and your consideration of interest rate and credit risk in this valuation. Refer to SAB Topic 5DD.

As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 with any other questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant